SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ----------------

                                   FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.

For the fiscal year ended  December 31, 1997

                                       OR

|_|      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.

For the transition period from  _______________ to __________________

Commission filed number  0-3021


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Titan Holdings Service Corporation 401(k) Plan (formerly known as Titan Holdings, Inc. 401(k) Plan)


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          The St. Paul Companies, Inc.
                              385 Washington Street
                            St. Paul, Minnesota 55102

                              REQUIRED INFORMATION

         The Titan Holdings Service Corporation 401(k) Plan (the "Plan") is subject to the financial reporting requirements of Employee Retirement Income Security Act of 1974 (ERISA). In accordance with Instruction E to Form 11-K, the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed in paper under cover of Form SE.


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

                                  EXHIBIT INDEX




Exhibit                                                         Sequential
Number                  Description                             Page Number


   23.1                 Consent of Independent Auditors             5

   23.2                 Consent of Independent Accountants          5

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 Titan Holdings Service Corporation 401(k) Plan
                                 -----------------------------------------------
                                 (Name of Plan)


Date:   June 26, 1998            /s/  ROBERT MUELLER
                                 -----------------------------------------------
                                 Name:   Robert Mueller
                                 Title:  Chief Executive Officer
                                         Titan Holdings Service Corporation
                                         and Plan Administrator


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

                                  EXHIBIT 23.1



                         Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-50937) pertaining to the Titan Holdings Service Corporation 401(k) Plan (Formerly Titan Holdings, Inc. 401(k) Plan) of our report dated June 26, 1998, with respect to the financial statements and schedules of the Titan Holdings Service Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.




                                            /s/ ERNST &YOUNG LLP



San Antonio, Texas
June 26, 1998

                                  EXHIBIT 23.2



                       CONSENT OF INDEPENDENT ACCOUNTANTS


Trustees
Titan Holdings Service Corporation 401(k) Plan


We consent to the incorporation by reference in Registration Statement Form S-8 (333-50937) dated April 24, 1998, of The St. Paul Companies, Inc. of our report dated October 1, 1997, relating to the statement of net assets available for plan benefits of the Titan Holdings Service Corporation 401(k) Plan (Formerly Titan Holdings, Inc. 401(k) Plan) (the "Plan") as of December 31, 1996, and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the December 31, 1997 annual report on Form 11-K of the Plan.




                                            /s/ KPMG PEAT MARWICK LLP



San Antonio
June 25, 1998

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